June 9, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Erin Purnell, Babette Rosenbaum

Re:	DCB Financial Corp Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Your File No. 000-22387
Ladies and Gentlemen:
DCB Financial Corp. (“DCB” or the “Company”) is transmitting this letter via the EDGAR system in response to your comments on the above captioned report of DCB which were issued in your letter dated May 13, 2011. For your convenience, we have repeated your comments followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Description of Business
FDICIA, page 5
1.	Please revise this section or Note 11 to the financial statements to disclose the extent to which each of the material steps required by the FDIC order to be taken by the company has been accomplished. Provide updated disclosure in future filings as appropriate.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

DCB Management Response
DCB Financial Corp, and its wholly-owned subsidiary, The Delaware County Bank and Trust Company have been diligently addressing the issues presented in the Consent Agreement. Included in these steps were:
•	Timely completion of third-party review of intercompany finance operations

•	Development and timely submission to regulatory authorities of plans to address criticized / classified loan portfolios

•	Development and timely submission to regulatory authorities of liquidity and funding contingency plans

•	Development of plans to address capital requirements imposed by agreements
However, to date, neither the FDIC nor the ODFI has provided a documented response to the material that has been submitted to them. DCB is in ongoing communication with the agencies, and, subject to ongoing examination by the agencies for, among other things, compliance with the agreement. DCB cannot predict when a formal response will be received from the agencies at this time. Until written documentation is provided by the regulatory agencies indicating satisfactory completion of the agreement requirements, Management can only indicate that it continues to work closely and diligently with the agencies and believes it is making progress towards addressing all facets of the agreements. DCB is not presently in compliance with the capital requirements imposed by the agreements but is and has been diligently exploring a variety of strategic alternatives designed to address that requirement.
Executive Compensation, page 19
2.	Please confirm that by incorporating by reference the information in the Company’s proxy statement under the section captioned “Committees and Compensation of the Board of Directors” you are referring to the section captioned “Board of Directors and Selected Committees” on page 8 of the proxy, and please correct this in future filings.
DCB Management Response
The reference to “Committees and Compensation of the Board of Directors” does refer to the section on the proxy titled “Board of Directors and Selected Committees”. In future filings, those headings will be edited to ensure the titles of those sections match precisely.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

Principal Accountant Fees and Services, page 20
3.	Please confirm that by incorporating by reference the information in the Company’s proxy statement under the section captioned “Information Concerning Independent Registered Public Accountants” you are referring to the section captioned “Principal Accounting Firm Fees” on page 25 of the proxy, and please correct this in future filings.
DCB Management Response
The reference to “Information Concerning Independent Registered Public Accountants” refers to the section captioned “Principal Accounting Fees”. In future filings those headings will be edited to ensure the titles of those sections match precisely.
Exhibit 13
Financial Statements
Note 1 — Summary of Significant Accounting Policies, page 43
Allowance for Loan Losses, page 44
4.	We note your policy for determining your allowance for loan loss on page 44. Please revise future filings to provide enhanced disclosures to fully comply with the disclosure requirements of ASU 2010-20, including for instance, how management considers historical losses and the existing economic conditions. Please also refer to ASC 310-10-50-11B (a) which requires various disclosures on this item by portfolio segment. Please provide us with your proposed disclosures in your response letter.
DCB Management Response
Management utilizes historical loss information and various economic data to enhance the process for determining the allowance for loan losses. Typically, three years of historical loss data is accumulated by portfolio type and weighted to the extent that the most recent loss results bear a larger impact on the future loss expectations. These historical loss calculations, can be adjusted on a quarterly basis if trends begin to emerge that indicate actual loss rates differ, either positively or negatively, from historical trends. Economic data plays a minor role in the loan loss calculation, but is considered. Typically, the primary economic data that Management considers is the unemployment rate, however, inflationary pressures, and real estate activity and pricing trends are also taken into consideration. Our proposed disclosures would indicate the following:
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

The allowance consists of both specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the collateral value, or value of expected discounted cash flows of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Bank’s internal risk rating process. Management utilizes historical loss rates in the calculation by applying weights, so that the most recent data bears a larger impact on future loss rate calculations. Management has the ability to adjust these loss rates by utilizing risk ratings based on current period trends. If current period trends differ either positively or negatively from the given weighted historical loss rates, adjustments can be made. The risk ratings either increase the expected loss rates, or decrease the expected loss rates, depending on the variance on actual versus historical trends. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risking rating data.
Management also utilizes its assessment of general economic conditions, and other localized economic data to more fully support its loan loss estimates. General economic data may include: inflation rates, savings rates and national unemployment rates. Local data may include: unemployment rates; housing starts; real estate valuations; and other economic data specific to the Corporation’s market area. Though not specific to individual loans, these economic trends can have an impact on portfolio performance as a whole.
A loan is impaired when full payment of interest and principal under the original contractual loan terms is not expected. Commercial and industrial loans, commercial real estate, including construction, land development and multi-family real estate loans are individually evaluated for impairment. If a loan is impaired, the loan amount exceeding fair value, based on the most current information available is reserved. Management has developed a process by which commercial and commercial real estate loans receiving an internal grade of substandard or doubtful are individually evaluated for impairment through a loan quality review (LQR). The LQR details the various attributes of the relationship and collateral and determines based on the most recent available information if a specific reserve needs to be applied and at what level. The LQR process for all loans meeting the specific review criteria is completed on a quarterly basis.
Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, such loans are not separately identified for impairment disclosures.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

5.	We note your accounting policy stating that loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. We further note that your loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Please revise future filings to provide additional information regarding your charge-off policies and how you determine that the uncollectibility of a loan balance is confirmed. For example:
•	Disclose whether you charge-off loans after a certain number of days of delinquency;

•	Disclose if you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010; and

•	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.
DCB Management Response
The allowance for loan losses is a valuation allowance for probable but unconfirmed credit losses, increased by the provision for loan losses and decreased by charge-offs net of recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Uncollectability is usually determined based on a pre-determined number of days in the case of consumer loans, or, in the case of commercial loans, is based on delinquency, collateral and other legal considerations. Consumer loans are charged-off prior to 120 days of delinquency, but could be charged off earlier, depending on the individual circumstances. Mortgage loans are charged down prior to 180 days of delinquency, but could be charged off sooner, again, depending upon individual circumstance. Typically, loans collateralized by consumer real estate are partially charged down to the estimated liquidation value, which is generally based on appraisal less costs to hold and liquidate. Commercial and Commercial real estate loans are evaluated for impairment and typically reserved based on the results of the analysis, then subsequently charged down to a recoverable value when loan repayment is deemed to be collateral dependent. Both consumer and commercial loans can be partially charged down depending on a number of factors including: the remaining strength of the borrow and guarantor; the type and value of the collateral, and the ease of liquidating collateral; and whether or not collateral is brought onto the bank’s balance sheet via repossession. In the case of commercial and commercial real estate loan charge-off, partial or whole, takes place when Management determines that full collectability of principal balance is unlikely to occur. Subsequent recoveries, if any, are credited to the allowance. Management’s policies for determining impairment, reserves and charge-offs are reviewed and approved by the Board of Directors on an annual basis, and were not materially changed in 2010. Management estimates the required allowance balance based on past loan loss experience, augmented by additional estimates related to the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

Note 3 — Loans, page 53
6.	We note you had $17.3 million and $27.1 million in real estate construction and land development loans as of December 31, 2010 and December 31, 2009, respectively. Based on your disclosure on page 15 of the Form 10-K, we note you had no allowance for loan loss allocated to this segment for these periods. Please tell us the following:
•	The nature of your real estate construction loans and land development loans;

•	Why you do not report any allocation of your allowance for loan loss to the construction and land development segment on page 15 of the Form 10-K, while you state that your roll forward of allowance for credit loss table by loan portfolio includes real estate construction and land development loans in the commercial real estate portfolio, on page 54;

•	Please clarify if you had any charge-offs, recoveries, or specific reserve allocations on your construction and land development loans during the periods presented and if so, please quantify these amounts and clarify this in future filings.
DCB Management Response
The construction and land development portfolio of the Corporation mainly includes the development of small owner occupied properties, office space and retail development. This portfolio has been declining as Management has looked to reduce its overall exposure to the real estate market.
In providing disclosure related to real estate construction and land development loans, Management provided a breakdown by loan value for this portfolio even though it is not considered a separate segment for reporting purposes. Management chose this approach to ensure the reader of its filings that, though small, construction and land development loans remain a part of the Corporation’s portfolios. In its geographic footprint, construction and land development lending has been an active component of the market. The main reason it was provided its own line item within the table, was to show that the Corporation had reduced its allocation of these types of loans. Management recognizes that construction and land development loans are riskier, and felt it important to convey the declining portfolio size. However, because of the small dollar size of the portfolio compared to the overall size of the institution, the construction and land development loans were included within the overall commercial real estate loan portfolio in the remaining tables and disclosures. That fact was presented as a note at the top of the chart that indicated, “As presented within this note, commercial real estate includes real estate construction and land development loans.”
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

In future filings, Management intends to include construction and land development balances as part of the total commercial real estate portfolio in order to reduce any potential confusion.
7.	Based on your disclosures on page 56, we note your troubled debt restructurings were $29.3 million as of December 31, 2010. We further note that $14.1 million of these loans were not performing as of such date. Given the significance of your restructured loans, please tell us and revise future filings to disclose the following:
•	The amounts of your troubled debt restructuring in prior periods presented;

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term; and

•	Your policy on how many payments the borrower needs to make before returning the loan to accrual status.
DCB Management Response
Due to the nature of individual loans and the associated borrowers, there is no “one size fits all” restructure pattern. However, there are some common restructure themes that Management has experienced in regard to its loan portfolios. Typically, loans are restructured due to a negative change in cash flow of the borrower; operating losses by the borrower; or, other changes in circumstances coupled with a negative change in collateral valuation. Restructures are generally completed to improve the cash flow of the borrower so that there is sufficient cash available to manage the business or real estate project until such time that other changes can be made to improve the overall health of the borrower’s company or project. Often time the restructures are short-term in nature in order to allow time for the borrower to provide additional financial information and to develop a strategic plan to support the needed underwriting for the restructure.
The amount of loans in the trouble debt restructures category at December 31, 2009 was $28.8 million. This balance can be broken down further into performing TDRs of $21.1 million, and those not performing according to their modified terms of $7.7 million.
Loans on non-accrual may be eligible to be returned to an accruing status after six months of compliance with the modified loan terms. However, there are number of factors associated with a restructure the could prevent a loan from returning to accruing status, even after remaining in compliance with modified loan terms for the aforementioned six month period. For example: deteriorating collateral, negative cash flow changes and inability to reduce debt to income ratios.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

8.	Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.
DCB Management Response
During 2010, The Corporation modified $22.9 million of loans that were not troubled debt restructures. This consisted of $5.7 million of commercial loans, $13.6 million of commercial real estate loans and $3.9 million of other loans including consumer and residential loans. These non-troubled debt restructures consist of loans and lines of credit modified or extended in the ordinary course of business.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Transactions, page 24
9.	Please confirm that by “other persons of similar creditworthiness” in the representations included in this section, you mean “other persons not related to” you. Please refer to Instruction 4(c) (ii) of Regulation S-K. Confirm that you will provide the correct representation in future filings.
DCB Management Response
Management intended the phrase “other persons of similar creditworthiness” in the representations within the proxy to mean “other persons not related to” The Bank. Currently there are no separate rate or term structures for directors or other officers of The Bank. In future filings, this fact will be more fully disclosed to ensure no ambiguity exists within verbiage.
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000

Other Materials
In addition to responding to the foregoing comments, we have provided below the statement requested by the staff.
In connection with the submission of its response to the comments issued in the staff’s letter of May 13, 2011, DCB hereby acknowledges that:
•	DCB is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DCB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt attention to this filing. Should you require any further information from DCB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned at (740) 657-7510.
Very truly yours,
DCB Financial Corp

/s/ John A. Ustaszewski

John A. Ustaszewski
Senior Vice-President and Chief Financial Officer
P.O. Box 1001, Lewis Center, OH 43035-1001 — (740) 657-7000